April 13, 2006

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, DC 20549

Re: Ness Energy International, Inc. comment letter dated January 18, 2006, received via fax. File No. 0-10301

Dear Mr. Schwall:

I appreciate your comments, and respect the demand the Sabres-Oxley Act has placed on you and your people. I appreciate any and all assistance your team is willing to provide to enhance the overall disclosure in our filings. We are responding to your comments in the order provided:

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Critical Accounting Policies, Page 18

The Company has taken into account all of the staff’s comments relating to full cost accounting limitations and Asset Retirement Obligation accounting. The Company has expanded their disclosures as requested, and included in this 10-KSB/A.

Financial Statements

Note 10. Supplemental Cash Flow Information, page F-15

The Company has expanded the referenced disclosure to account for staff’s comments.

As Ness Energy International, Inc. has been a dynamic company, and continues to grow, they continue to improve their reporting systems. We appreciate the comments by the Securities Exchange Commission. We have examined all the points and have responded. As you are aware their were multiple amendments, in an attempt to acclimate an entirely new team, into an accommodation of increased accuracy and transparency. Although, the comments are very well made, Ness Energy does not believe an amended 10KSB is warranted.

Should you have any questions, comments, or correspondence, please do not hesitate to contact me.

Sincerely,

JF Hoover, CFO
Ness Energy International, Inc.